INVEST IN **HYPNOS VIRTUAL**

The Future of Media is here: Scentscape™ Bioaroma Media System

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SCENTSCAPE
by
HYPNOS
VIRTUAL
SCENTSCAPE

hypnosvr.com Little Rock AR

Software | Entertainment | Technology | Api | Health and Fitness

OVERVIEW UPDATES WHAT PEOPLE SAY 5 ASK A QUESTION 1

Highlights

1. Multi-sensual "Disneyland-level" immersive media experiences for home audiences in $50B+ market
2. Disruptor technology Transforms TV and Smart Devices into NeuroScience-based Immersive Technology
3. Core apps: Movies, VR, Telepresence, Mood Uplift, Home Wellness, Gaming in $300B+ combined markets
4. Game-Changing Platform Technology with its own app store and business verticals
5. Income streams: Machine Sales, Aroma Consumable Sales, Tiered Software Subscriptions & Vendor Apps
6. Founder's successes include development & global distribution of innovative healthcare technologies
7. $1M+ founder capital utilized for on-demand Bioaroma tech, IP protection, & working prototypes

Our Team



Michael Kaczkowski Founder, CEO

Innovative healthcare technology developer; built brick-n-mortar manufacturing operations, and distributed original tech throughout the world. Most proud of Scentscape, as it will make an even larger positive impact on the world.

As immersive experiences such as VR grow in demand, it's inevitable that media will eventually immerse all our senses. Scentscape accomplishes this now, while also creating new modes of media such as distinctive multi-sensual Telepresence and Virtual Travel, emotion-stirring extra-diegetic cinematic Scentracs, and Disneyland-level home experiences.



David Moody CMO

NASA Project Manager. Startup Innovator. Public Speaker. Sage. David has 30+ years of experience managing the brightest minds in the world, as well as working with leaders in Federal, State, and local governments.



Avery Gilbert Scent Scientist



Dr. Gilbert is an innovative sensory scientist with deep experience in applied research on human sense of smell. He is a recognized "household name" in the world of Aroma, being an author of many books, and an international speaker on the subject.

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INVEST IN THE NATURAL EVOLUTION OF MEDIA

At-home streaming media consumption, along with Virtual and Immersive Media Technologies have exploded. Post-pandemic projections all point to increased use of immersive and virtual communications with a growing and Permanent Work-at-Home Culture. This growth market has a combined media market size of **$300B.**

Thus, the future of at-home media must now go beyond on-screen imagery and sound - and **must do more than just "show-and-tell", but also teleport us out of our homes and bring us to wherever we want to go.**

Hypnos Virtual has addressed this need by developing Scentscape™, a **multi-sensual Immersive Media technology that transforms your TV and Smart Devices into the next evolutionary leap forward in media and virtual communications.** Engineered with **proven neuroscience technology,** Scentscape™ creates a media-synced bio-aromatic "Scent-track," that allows us to experience media like never before - **delivering multi-sensual immersive media experiences for a new generation and transforming shared live experiences across all media channels, including AR & VR.**



Patent-Pending NeuroScience VR is "Bio-Teleportation" Technology. It makes the brain really think you are actually in the VR simulation. We call this feeling, "Bio-Immersion".



Pictured above: Hypnos Virtual Founder, Mike Kaz (Kaczkowski) with Jon Steinberg, Founder & CEO of Cheddar, Inc. at the Cheddar headquarters in New York. Jon Steinberg is impressed with the Scentscape technology and Pitch and agreed to install Scentscape units at the Cheddar headquarters for corporate / employee wellness once the next-gen Scentscape units are built, post-Wefunder raise.

ALL NATURAL SENSATIONS

The Scentscape™ technology accomplishes its fascinating neurological influence on the brain by employing neuroscience-verified all-natural essences "farmed from Earth" and atomizes them into a "living" media-synced bio-aromatic airstream, with millions of combinations, mixed on-the-fly with quarter-second precision. This translates into life-like experiences that feel so incredibly real that our brains literally make us feel like we are no longer in our own homes, but teleported and immersed within the media itself. We call this feeling, "Bio-Immersion."

Patent-Pending ground-breaking O2O solutions



Neuroscience Cold-Diffusion Technology — Enables communication with the brain for mood-uplift and brain-wave modulation. (no heat or vape emissions).



Bio-Consumable Wetware Control Technology — Controls millions organic aromatic chord combinations into media-synced Scentracs® with quarter-second precision accuracy.



Scentrac® Software — Enables users to create and publish Scentracs® to media – it's like Apple's GarageBand for immersive media.



Consumer App Platform — Integrates with Mobile, TV, and VR & AR for Cross-Platform Functionality and Own Vendor App Market.

Online-to-Offline Solutions - Patent-Pending Neuroscience Immersive Cross-Platform Media Technologies

THE HYPNOS MEDIA-SYNC SCENTRAC™ EXPLAINED

Scentscape's bio-aroma Scentrac™ technology has been developed from many years of research with top minds in diverse disciplines. This development strategy has led to Scentscape™ becoming its own Artform as well as a diversely functional media system with multiple uses for multiple markets (as explained below).



The Hypnos Scentrac technology is a Media-Synced bio-aromatic breeze that flows out of the Scentscape Machine with the Media being watched and experienced, like TV, movies, and VR. The Scentrac is linked with media like a musical soundtrack - locked in with quarter-second precision, and containing the "practical aromatic genome" with millions of aromatic combinations.

There are three main genres of Scentscape's Scentrac™ airstream: Ambient, Extra-Diegetic, and Neurolimbic. Each type offers specific functionality, taking the Scentscape™ technology far beyond any "Smell-o-Vision" concept.




Ambient
Diegetic
limbic
Nature
Holiday and Fantasy
Culinary
Videos, Home Cinema
Cinematic Scentrac Score
Media Advertising
NeuroLimbic Aromatherapy Programs
-Woods
-Deep Forests
-Fields and Flowers
-Streams & Brooks
-Lakes & Rivers
-Ocean Beach
-Hills and Pastures
-Mountains and Valleys
Fresh Pastry Shop
Baking cookies
Memories
Christmas Morning
Family Thanksgiving
French Winery
World Flower
Gardens
Foods from around the world
Influence Emotions
Stress Relief
Focus
Attention
Relaxation
Mood Uplift
Feel Good
Depression
Body Pain
Hormone Movement
Virtual Travel
"Forest Bathing" Therapy

Hypnos Virtual's Scentrac technology is not simply about "Smell" but has Three Genres of Function and Art-forms: Ambient, Extra-Diegetic, and Neurolimbic.

Ambient Scentracs (shown on left in chart above) are what most people think of when thinking of a "Scentrac", but this is only a part of the Scentscape™ technology. Yes, Scentscape has millions of Aroma combinations and there is nothing remotely similar to its fascinating aromatic functional sophistication (it has virtually the entire "scent-genome"), but since the Scentscape™ technology is built on neuroscience and has also been developed into an Art Form, it goes even beyond "smell" alone.

Scentscape's **Extra-Diegetic Scentrac** (middle in chart) is a completely new concept that is best explained in comparison to a movie soundtrack with a musical score. Characters in movies do not "hear" the Extra-Diegetic musical score. Examples are the famous soundtrack from "Jaws", or the inspirational music in "Rocky", or the many musical scores created by John Williams and Hans Zimmer that all play a powerful and critical role in stirring viewers emotions - so we feel the way the director and producers want us to feel (and thus enjoy the movie). Horror movies employ obvious Extra-Diegetic emotional stirring to scare or create tension, often "making or breaking" a movie. Similarly, Hypnos Virtual has developed an **Extra-Diegetic Scentrac Artform** that stirs and moves viewers' emotions in the desired ways the scent-director (or Scent Poet) wants, often with even more power and influence on the viewer than the musical score.

Neurolimbic Scentracs (on right in chart) are primarily based on Neuroscience data from EEG brain scans. Because these work neurologically through the olfactory bulb in the upper nose, this is a powerful "speed-of-light cognitive influencer." This influencer is also employed in the Extra-Diegetic and Ambient scentracks to seamlessly stir and uplift users' emotions. This is explained in the chart above through the use of side arrows. More on Hypnos proven Neuroscience technology below.


Scentscape Bio-Aromatic Immersive Media System
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NEUROSCIENCE BASED BIO-AROMATIC DATA STREAMS, THE NEW FRONTIER

Scentscape™ is the synthesis of streaming media, neurolimbic aromatherapy, and cross-platform AI to create **an entirely new type of media experience and art form.** This multi-sensuous immersive art is achieved through a combination of **neuroscience-based proprietary technologies** that control cold-diffused bio-

aromatic molecules. These molecules are mixed on-the-fly to quarter-second precision and synced with media to produce bio-aroma data streams that heighten neurolimbic sensory responses. And because the **aromatic chemistry is emitted as Cold-diffused (non-vaped) organic natural essences**, the experience has a **neurolimbic effect on our brains and perception**, and it so sophisticated, that the result is a **bio-perceptional frontier ready for the new explorers of our Virtual Age.**

These explorers will be able to express themselves like never before through the company's software-based **"Digital Aroma Workstation"** which allows anyone to unleash their inner "Scent-Poet" through compositional control of millions of natural scent combinations. Streaming services such as **YouTube & Vimeo** can already be used as a canvas for a whole host of groundbreaking Scentscape™ media creations, **including Virtual Cooking, Virtual Travel, and Home Entertainment.**


Home Movie Scentrack Creation with Scentscape
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Dusty Road
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Digital Aroma Workstation lets users compose and publish Scentracs® and Scentscapes
SCENTSCAPE
VR / AR Ready
Neuroscience Based Mood Modulation Tools
Scent Poet® Training and Certification
Dreamfood™ Cuisine Designer
Cross Platform API Control Integration
Unlimited Video & Audio Scentrac® Syncing

The Scentscape Digital Aroma Workstation is packed with sophisticated features because it was developed with years of beta-testing


Digital Aroma Workstation has Live-Play composition mode for development of new experiences and live testing
HYPNOS
SCENTSCAPE

Scentscape Digital Aroma Workstation has Live-Composition Mode, which can be linked

with either a computer keyboard or MIDI Piano Keyboard

Live Play Mode within the Scentscape™ Digital Aroma Workstation even allows for a MIDI Piano connection so users can actually "play" aromas on a piano live!

AT YOUR SERVICE, VIRTUAL AND SHARED EXPERIENCES

Scentracks can be experienced through popular streaming services such as **YouTube & Vimeo**, with best-in-class licensing potential through major streaming services such as Netflix, Amazon Prime, Google & Apple TV for a whole host of popular applications, including **Virtual Cooking, Virtual Travel, and Home Entertainment.**


Works with YouTube and Vimeo, with Aroma-AI dev
to score existing visual content like films, TV shows
HYPNOS
Cooking Shows
Cinema
Telepresence & Virtual Travel
SCENTSCAPE



Scentscape Virtual Cooking can be done in any room with no mess. Transforms your environment into heavenly and magical experiences and share with your loved ones, even with remote family and friends with the Hypnos shared virtual experience apps.

Hypnos' Dreamfood™ application enables actual "**Virtual Cooking**" which is one of many unique inventions and technologies that is built into the Scentscape™ system. Users can experience the natural aromas of ingredients, and then mix them and cook them! The Scentscape™ under-the-hood technology called Scentphony™, does all the work enabling the sophisticated and subtle combination of ingredients come to life right before users' eyes (noses) in realtime. These experiences can be **shared in live video-virtual "meetings"** so family and friends throughout the world can enjoy their time together in an exhilarating new way!

VIDEO GAMES & GAMING INDUSTRY


SCENTSCAPE™
BRINGS YOU THE ULTIMATE
IMMERSIVE GAMING EXPERIENCE
THROUGH BIO-IMMERSION TECHNOLOGY



Hypnos has built the cross-platform infrastructure and trade-secret coding functionality for sophisticated real-time gameplay movements. The Scentscape software can tell where the players head and hands to continually adjust aroma volumes and triggers within the 3D CGI worlds of Video Games.

In its development, Hypnos built multiple interactive CGI games on sophisticated Game Engines such as Unreal, Unity, and Cryengine, enabling live real-time and sophisticated interactions within gameplay. Full immersive aroma controls such as aroma-volume, intensity from distance, pickup-and-smell, wind control, and other functions are built into the game engine API controls. **This complete development foundation makes the Scentscape™ system an easy turn-key choice for gaming company giants to partner and license the Scentscape™ system for home game use as well as Live Gaming Events.**

The possibilities for integration into the current $168 Billion Gaming Industry are endless!

WELLNESS REDEFINED

Streaming media entertainment has become a common de-stressor in peoples' lives and moves beyond just simple entertainment that passes the time. People worldwide now use streaming media entertainment as a healthy way to relax and recharge while also enjoying valuable time with loved ones. Using patent-pending **NeuroScience based technology,** Hypnos has taken this further by developing an immersive media system that **strategically uplifts and modulates mood -** thus making media not only immersive and entertaining but deeply fulfilling.

Scentscape leverages HYPNOS VR's Neuroscience Based Bio-Immersion / Bio-Therapeutic Virtual Reality technology (BioVR), to deliver highly lifelike, naturally sensuous wellness encounters that **dramatically uplift mood, diminish stress, and increase mental focus, even taking you on a fully immersive, soul-fulfilling, virtual travel experience.** These cognitive shifts are **scientifically clinically verified through real-time brainwave (EEG) tracking** and **interactive biofeedback functionality.**



Neurolimbic Aromatherapy Applications with Smart Phone, Tablet, or Laptop

Scentscape™ leverages Cross-Platform smart-technology functionality for Phone, Pad, or Laptop use when large screen TV or VR & AR goggles are not desired.



Targeted Neurolimbic Bioaroma Playlists Uplift Mood, Relax away Tension, and allow for Superior Targeted Workouts



Home-Based Virtual Offices are on the rise. Microsoft and all the top Silicon Valley and Hollywood tech companies have invested in the back-end infrastructure for their employees to work at home. Corporate Wellness Programs / Technologies once in office buildings throughout the corporate world now need to be miniaturized for Home-Offices everywhere. **Scentscape™ is primed for market entry for Corporate Home-Office Executive Suites,** providing neurolimbic stress management, **work productivity, enhancement and focus, all based on Scentscape™ clinically verified neuroscience technology.**



Although Scentscape works great at the office, it is also sophisticated miniaturized technology for in-the-home Executive Suite Home-Office Wellness

Corporate Office-Wellness Programs and technologies have been part of a 50 Billion Market. Today, with companies sending employees home to work, with Permanent Home Offices, Scentscape's miniaturized technology is small enough to fit into any home office.

SALES REVENUE & MARKET PLANS

5 YEAR PLAN. Hypnos Virtual's 5-year plan includes sales revenue growth

across core consumer target market segments, B2B, & medical grade verticals (and soon to include Gaming- which has not just been added to the numbers below). Initial product & service sales include Scentscape Hardware, Scent-Cartridge Wetware (consumables), & Scent-Subscription Services that leverage an in-house, commercial, & consumer (community) driven "Scent-Poet" ecosystem.

Revenue Detail

Revenue Type	Year 1	Year 2	Year 3	Year 4	Year 5
Machine Sales	$1,628,402	$4,722,505	$7,553,268	$21,720,488	$48,770,899
Scent Sales	$289,604	$1,608,410	$4,746,968	$15,512,424	$49,594,164
Subscription Fees	$139,420	$959,534	$2,497,594	$6,432,060	$16,327,798
Total Revenue	**$2,057,426**	**$7,290,449**	**$14,797,830**	**$43,664,972**	**$114,692,861**

Disclaimer: These are forward-looking projections that cannot be guaranteed

EARLY ADOPTERS. Market opportunities begin with early adopters focused on next-level media experiences, wellness self-care enthusiasts, & life-hackers seeking deeper encounters in virtual travel, culinary discoveries, relaxation, stress reduction, & deep focus through cutting-edge **Neuroscience based bio-immersion.**

DISTRIBUTION NETWORKS. Hypnos Virtual initial market access plans to leverage existing & well-established worldwide high-end home theater sales & service networks.


Our best initial customers are early adopters who will use Scentscape™ to transform their home entertainment, Virtual Meetings, and personal wellness with Scentscape "Theratainment"
HYPNOS
We reach them through
Website & SEO
Owned, Earned & Paid Media
Distribution Networks
Word of Mouth
Trade Shows & Expos like CES

Our best initial customers are early adopters who will use Scentscape™ to transform their home entertainment, Virtual Meetings, and personal wellness with Scentscape "Theratainment"

EXTENDED MARKET OPPORTUNITIES. Further sales revenue growth opportunities include Medical Networks, Insurance Companies, Military, Police, & High-Performance Sports, all with incredible sales revenue potential.


Scentscape™ Monetization plan
2021
2023
2025
Short Term
Consumer Model for streaming enthusiasts who want to take their home entertainment experience to the next level
Sales of Digital Aroma Workstations to aroma artisans & scent industry scientists
Medium Term
Original Content deals with major streaming companies
A range of devices sizes for digital aromatherapy and virtual nature machines
The B2B Picture
Commercial-grade device for spas to deliver multimedia treatments
Medical device for Neurolimbic Bioaroma therapies
Aromatherapy Market Value Projection 2026
$2.8B
SPA Industry Market Value Projection 2026
$33.9B
Streaming Market Value Projection 2026
$149B

Disclaimer: These are forward-looking projections and cannot be guaranteed - Aromatherapy Market Value Projection Source: Grand View Research Inc. - Spa Industry Market Value Projection Source: Fortune Business Insights - Steaming Market Value Projection Source: Valuates Reports

INVESTING IN “GAME-CHANGER” IMMERSIVE MEDIA

EARLY STAGE STARTUP OPPORTUNITY. When you invest in Hypnos Virtual you are buying stock in an Early Stage startup — like investing in Peloton when it was just the founders, and where the company now garners annual revenues of approximately $1.8B. Such successful companies are often measured in tens or hundreds of billions of dollars— you are buying into Hypnos Virtual at an early stage valuation. There are always risks in investing (see below) so investing in strong teams, with strong products, and successful backgrounds such as Hypnos Virtual embodies helps limit risk while seeking high returns.

OPEN TO ALL INVESTORS. Prior to the JOBS ACT, investing in early-stage startups was not an option for non-accredited investors, and now everyone has the opportunity to participate in the startup economy. With over $1 million in assets including filed method & design patents, prototype consumer devices, and on-demand bioaroma manufacturing technology, Hypnos Virtual seeks to be one of the most successful companies in JOBS Act history.

FOUNDED BY EXPERIENCED ENTREPRENEURS, SCIENTISTS & DEVELOPERS. Among Hypnos Virtual founders are PHD's specialized in sensory sciences, FBI level bio scanning specialist, NASA Project Manager, Virtual Reality pioneer, Med-Tech professionals, Hardware & Software development veterans, **& serial entrepreneurs who have created and sold successful products worldwide, and sold companies.**


Hypnos leadership has built, scaled and exited successful tech companies
HYPNOS
Mike Kaczkowski
CEO
Ex FBI consultant in bioscanning
Health technology developer, created international distribution of own products.
Dave Moody
CMO
Former NASA project manager
Consultant who helps companies start up, expand and transition
Grey Williams
CFO
Business development expert with 25+ years of experience
Avery Gilbert, PhD
Scent Scientist
President of Synesthetics, Inc.
Basic and applied research on human sense of smell
PhD in Psychology, MA in Biology from University of Pennsylvania
Ernie Butler
CCO
Management consultant who specializes in finance
Dan Spivey
Executive Advisor
Dan literally changed the way the world trades Futures by building his own network.
Dan created Spread Networks — and sold to Zayo
zayo
NASA
cheddar
SVA NYC
HENDRIX
alltel
RICE
STRAYER
JACKWELCH
VANDERBILT
DEXTERA
MILLSAPS COLLEGE
SPREAD NETWORKS

The Leadership of Hypnos Virtual has built, scaled, and exited successful tech companies
CLICK THE 'SEE MORE' BUTTON AT THE TOP UNDER THE HIGHLIGHTS TO SEE THE FULL HYPNOS TEAM

GROUND-BREAKING SOLUTIONS. By diversifying across different markets (e.g. Entertainment, Virtual Travel, Wellness, Medical), and segments (e.g. TV, Movies, Games, VR, Stress Reduction, Mood Enhancement, Pro Sports), we're building a company designed for exceptional impact & growth opportunities.

INTEGRATED PLATFORM OF GROUND-BREAKING SOLUTIONS. When you invest in Hypnos Virtual, you're not just investing in highly sophisticated hardware - you're also investing in consumable aroma cartridges capable of producing millions of scent combinations, “Scent-Poet” composition software, & tiered streaming services.


Scentscape™ artisans and scientists create unique immersive multimedia experiences
HYPNOS
Scent-Tracks to Accompany New and Existing Media
YouTube
NETFLIX
vimeo
It's the equivalent of a new musical instrument for aromas

SHAPING THE FUTURE OF IMMERSION & TELEPRESENCE

Our collective expertise spans decades, and we've built the expert team needed to support Hypnos Virtual and Scentscape as an exciting investment for your portfolio as follows:

SCENTSCAPE FEATURES

- Disruptor technology providing unparalleled immersion & Telepresence
- Neuroscience based clinically verified to elevate moods through neural-limbic induction
- App & software enabling cross-platform functionality
- Gaming cross-platform functionality
- Shared experiences - Network functionality with hardware synchronization
- Rejuvenating - Immediate increase in focus, uplift in mood, & diminish stress
- Unique bioaroma-therapeutics delivering highly sensuous natural experiences (Bio-immersion)
- Clinically verified to safely and effectively modify mood through neuroscience-based organic chemistry

COMPANY / GLOBAL MARKETS

- Superior Product & Technology development track record
- Bioaroma consumables required for product use provide additional income stream
- $1.5B+ Aromatherapy market projected to reach $2.8B by 2026
- $2.5B+ Telepresence hardware market projected by 2027
- $13.6B Spa market projected to reach $33.9B by 2026
- $37B AR/VR market projected to reach $305B by 2026
- $50B Streaming market projected to reach $149B by 2026
- $57B Wellness market projected to reach $74B by 2026
- $167.9B Gaming Market level in 2020.
- Targeting customer-entry markets where users are charged by the minute or in time packages such as Spas & Corporate Wellness
- Identifying advertising partners to provide "BioVR Theratainment Commercials," promoting uplifting mood through traditional & interactive entertainment

PATENTS / TRADEMARKS / PROTOTYPES

- Proprietary Hardware
- Patent Pending number 62/895583 (with more currently in process)
- Registered U.S. Trademarks (3)
- Numerous functioning prototypes in use with electronics ready for mass manufacturing



$1M+ Founder Capital: Utilized by Hypnos Virtual to file method & design patents, build prototype consumer devices, & develop on-demand bioaroma manufacturing technology

HYPNOS

Device + Consumables Prototype Built
Design/Utility Patent Pending
Three Registered US Trademarks
Manufacturing Partners In Place
Software/App Developed
Biodata Generated

CLINICAL

- Cognitive shifts recorded with real-time brainwave (EEG) tracking and interactive biofeedback functionality.
- EEG biofeedback through Neural Limbic & Biotechnology
- 2019 FDA study supports potential future clinical trials success





Electroencephalogram (EEG) studies prove that cold-diffused bio-aromas cause variations in brain wave modulation that strategically modify mood
HYPNOS
The science of smell has been validated in peer-reviewed journals including
The observable aroma effects were produced by combination of mechanisms involving aroma-specific pharmacologic properties, aroma hedonic properties, and participant expectations. In the future, each of these mechanisms could be manipulated to produce optimal functioning.
Psychology Today
Aroma Effects on Physiologic and Cognitive Function Following Acute Stress: A Mechanism Investigation
SCIENTIA PHARMACEUTICA
JACM
COMPREHENSIVE Psychoneuroendocrinology

Scentscape™ uses organic chemistry to deliver neurolimbic stimulation that actively triggers the brain to modify mood
HYPNOS
Functional biofeedback capabilities when used with a portable EEG headset
Real-time Biodata
65

HYPNOS VIRTUAL *NOW AND BEYOND*

Over the next 18 months, Hypnos Virtual will remain laser-focused on finalizing the Scentscape commercial product and market launch. In addition, members of our executive team will be preparing B2B growth plans to run in tandem with Scentscape consumer sales growth.

Major future growth opportunities include the production of medical-grade devices for:

- Neurologist, Psychiatrist, and Psychologist private practice
- Hospitals, VA & Government physician networks
- Bio-immersion Telepresence for NASA, International Space Station, and Space Force
- Military & Police Training
- High-Performance Sports



Hypnos Virtual welcomes you to

> *"Join us as we build the Future of Media together!"*



Hypnos Virtual - As Above, So Below
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SCENTSCAPE

